September 1, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Vitality Biopharma, Inc.
Registration Statement on Form S-1 (File No. 333-259010)

Ladies and Gentlemen:

In accordance with Rule 461 of the Securities Act of 1933, as amended, Vitality Biopharma, Inc. hereby respectfully requests that the effective date of the above-captioned Registration Statement, as amended, be accelerated so that it will be declared effective at 5:00 p.m. Eastern Time on September 1, 2021, or as soon thereafter as possible.

Very truly yours,

Vitality Biopharma, Inc.

/s/ Michael Cavanaugh
Michael Cavanaugh
Chief Executive Officer